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                     June 26, 2023

       Alexander J. Bruni
       Chief Financial Officer
       Owens & Minor, Inc.
       9120 Lockwood Boulevard
       Mechanicsville, VA 23116

                                                        Re: Owens & Minor, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-09810

       Dear Alexander J. Bruni:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services